INTERCURE

TMX TSX TRUST

Appointment of Proxyholder – Form of Proxy

I/We, being holder(s) of ordinary shares (the "Shares") of InterCure Ltd., (the "Company"), hereby appoint: Alexander Rabinovitch, Chief Executive Officer of the Company, or failing him, and Amos Cohen, Chief Financial Officer of the Company, OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders (the "Holders") of the Company to be held at 3:00 pm (Israel Time) on September 15, 2022 (the "Meeting") to be held at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors. To reelect members of the board of directors of the Company (the "Board"):

1. Ehud Barak	☐ FOR	☐ AGAINST	☐ ABSTAIN
2. Alexander Rabinovitch	☐ FOR	☐ AGAINST	☐ ABSTAIN
3. David Salton	☐ FOR	☐ AGAINST	☐ ABSTAIN
4. Alon Granot	☐ FOR	☐ AGAINST	☐ ABSTAIN

2. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of any director's re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*

1. Ehud Barak	☐ YES	☐ NO
2. Alexander Rabinovitch	☐ YES	☐ NO
3. David Salton	☐ YES	☐ NO
4. Alon Granot	☐ YES	☐ NO

3. Option Plan Resolution. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the adoption of the Company's Israeli Option Plan (the "Option Plan Resolution").

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of the Option Plan Resolution other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*

☐ YES ☐ NO

5. Extension Resolution. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the extension of the exercise period of options granted to the Chairman of the Board for a period of three (3) years so that they may be exercised at any time until December 31, 2026 (the "Extension Resolution").

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of the Extension Resolution other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*

☐ YES ☐ NO

7. August Option Grant Resolution. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the options granted on August 31, 2021 (the "August Option Grant Resolution").

☐ FOR ☐ AGAINST ☐ ABSTAIN

8. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of the August Option Grant Resolution other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*

☐ YES ☐ NO

9. CEO Option Grant Resolution. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the options granted to the Chief Executive Officer of the Company on June 21, 2022 (the "CEO Option Grant Resolution").

☐ FOR ☐ AGAINST ☐ ABSTAIN

10. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of the CEO Option Grant Resolution other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*

☐ YES ☐ NO

11. CEO Compensation Resolution. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the compensation increase for the Chief Executive Officer of the Company (the "CEO Compensation Resolution").

☐ FOR ☐ AGAINST ☐ ABSTAIN

12. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of the CEO Compensation Resolution other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*

☐ YES ☐ NO

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

______________________________ ______________________________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 3:00 p.m. (Israel time), on Tuesday, September 13, 2022

Form of Proxy – Annual Meeting of Shareholders of InterCure Ltd., to be held on September 15, 2022 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a Holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the Holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some Holders may own securities as both a registered and a beneficial Holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial Holder. Beneficial Holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial Holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All Holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

How to Vote

For Shareholders Who Hold Shares in Canada or the United States:

INTERNET

- Go to www.tsxtrust.com/vote-proxy
- Cast your vote online
- View Meeting documents

To vote using your smartphone, please scan this QR Code

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States

1-888-489-5760 and follow the voice instructions

To vote by telephone or Internet you will need your 13 digit control number located on this proxy. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX or EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  TSX Trust Company
  c/o Proxy Department
  P.O. Box 721
  Agincourt, ON M1S 0A1

- You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com

An undated proxy is deemed to be dated on the day it was received by TSX Trust Company.

For Shareholders Who Hold Shares in Israel:

INTERNET

- Go to https://votes.isa.gov.il/
- Cast your vote online

MAIL

- Complete and return your signed proxy to:

  Intercure Ltd.
  85 Medinat ha-Yehudim Street
  Herzliya, 676670, Israel
  Attention: Chief Executive Officer

All proxies must be received by 3:00 p.m. (Israeli Time) on Tuesday, September 13, 2022.